Liberty Petroleum, Inc.
4620 Manilla Road SE
Calgary, Alberta, T2G 4B7
Telephone: (403) 243-6333

November 2nd, 2007

BY EDGAR AND
FACSIMILE (202) 772-9368

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  H. Roger Schwall

Re:           Liberty Petroleum, Inc.
Registration Statement on Form F-1
Filed on September 25th, 2006
File Number 333-137571

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Liberty Petroleum, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:00am on November 7th, 2007, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

Liberty Petroleum, Inc.

By: /s/ Paul Uppal
Name: Paul Uppal
Title: President, Chief Executive Officer, Chief Operating Officer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)